UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No.          )


                          STANDARD CAPITAL CORPORATION
                          ----------------------------
                                (Name of Issuer)

                         Common Stock - Par value $0.001
                         -------------------------------
                         (Title of Class of Securities)

                                     853218 10 5
                                     -----------
                                 (Cusip Number)

                                 E. Del Thachuk
                       Unit 34 - 3387 King George Highway
                            Surrey, British Columbia
                                 Canada, V4P 1B7
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP  No.  853218  10  5
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1.  Name  of  Reporting  Persons:  E.  Del  Thachuk
     I.R.S.  Identification  No.  of  above  person:       N/A
------------------------------------------------------------------------------
2.  Check  Applicable  Box  if  a  member  of  a  Group
      (A)     [     ]
      (B)     [     ]
------------------------------------------------------------------------------
3.  SEC  Use  Only

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4.  Source  of  Funds
     Personal  Funds
------------------------------------------------------------------------------
5.  Check  if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant  to  Items  2(d)  or  2(e)   [    ]
------------------------------------------------------------------------------
6.  Citizenship  or  Place  of  Organization
      Canada
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Number  of        7.  Sole  Voting  Power
Shares                    100,000  shares  of  common  stock
Beneficially      ------------------------------------------------------------
Owned  by         8.  Shared  Voting  Power  -  0
Each              ------------------------------------------------------------
Reporting          9.  Sole  Dispositive  Power
                          100,000  Shares  Of  Common  Stock
Person            ------------------------------------------------------------
With                10.  Shared  Dispositive  Power  -  0
------------------------------------------------------------------------------
11. Aggregate Amount of Benneficially Owned by Each Reporting Person 100,000 shares of Common Stock
------------------------------------------------------------------------------
12.  Check  if  the  Aggregate  Amount  in  Row  (11)  Excludes
       Certain  Shares   [    ]
------------------------------------------------------------------------------
13.  Percent  of  Class  Represented  by  Amount  in  Row  (11)
        7.7%
------------------------------------------------------------------------------
14.  Type  of  Reporting  Person
       Individual
------------------------------------------------------------------------------

ITEM  1.  SECURITY  AND  ISSUER

Class  of  Equity:  Common  Shares

Standard  Capital  Corporation

Executive Offices: Suite 247, 800-15355 24th Avenue, White Rock, British Columbia, Canada, V4A 2H9

ITEM  2.  IDENTITY  AND  BACKGROUND

(a)  Name

E.  Del  Thachuk

(b)  Residence  or  business  address

Suite  247,  800-15355  24th  Avenue
White  Rock,  British  Columbia
Canada,  V4A  2H9

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

Principal  Occupation:  Consultant  for  Infro-Pro  Technology  Systems  Inc.

Suite  247,  800-15355  24th  Avenue
White  Rock,  British  Columbia
Canada,  V4A  2H9

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

Not  Applicable

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

Not  Applicable

(f)  Citizenship.  CANADIAN

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

On January 11, 1999, the President of Standard Capital Corporation, E. Del Thachuk, bought 100,000 shares at a price of $0.001 per share.

ITEM  4.  PURPOSE  OF  TRANSACTION

The transaction was undertaken to provide E. Del Thachuk, President and a Director, with an interest in Standard Capital Corporation.

Pursuant to the instructions for items (a) through (j) of Item 4, E. Del Thachuk has the following plans.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     N/A
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     N/A
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     N/A
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     No changes in the Board of Directors  is  planned
(e) Any material change in the present capitalization or dividend policy of the issuer;
     N/A
(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     N/A
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     N/A
(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     N/A
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or N/A

(j)  Any  action  similar  to  any  of  those  enumerated  above.
     N/A

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a) As of August 31, 2002 E. Del Thachuk beneficially owned 100,000 shares (or approximately 7.7% of the outstanding shares) of Standard Capital Corporation's common stock;
(b) E. Del Thachuk has sole power to vote or to direct the voting of 100,000 common shares of Standard Capital Corporation held by himself.
(c) As of August 31, 2002, and within the last sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Standard Capital Corporation securities have been engaged.
(d)  To  the  best knowledge and belief of the undersigned, no person other than
     E. Del Thachuk has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or relationships among the person named in Item 2 exist with respect to securities of the issuer.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

     No  Exhibits

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August  20,  2002               /s/  "E.  Del  Thachuk"
                                       -----------------------
                                           E.  Del  Thachuk